Mail Stop 3561

June 25, 2009

<u>Via Fax & U.S. Mail</u>

Mr. Steven J. Wagenheim, Chief Executive Officer
Granite City Food & Brewery Ltd.
5402 Parkdale Drive, Suite 101
Minneapolis, Minnesota 55416

> **Re:** **Granite City Food & Brewery Ltd.**
> **Form 10-K for the fiscal year ended December 30, 2008**
> **Filed March 19, 2009**
> **Form 10-Q for the fiscal quarter ended March 31, 2009**
> **Filed May 15, 2009**
> **File No. 000-29643**

Dear Mr. Wagenheim:

We have reviewed your filings and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Annual Report on Form 10-K for the fiscal year ended December 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operation, page 26
Liquidity and Capital Resources, page 34
Commitments, page 37
Operating Lease, page 39

1.   We refer to the first paragraph. Please clarify your statement that 21 lease
        agreements "are classified as operating leases because the fair value of the land
        was 25% or more of the leased property at the inception of each lease." It is
        unclear from this statement if the analysis under paragraph 26.b.ii of SFAS 13
        was performed, requiring the land and building to be evaluated separately under
        the capital lease criteria outlined in paragraphs 7(c) and (d) of SFAS No.13.
        Please tell us if you separately evaluated the land and buildings under these 21
        leases and if so, why the land leases were classified as operating leases pursuant
        to the guidance in SFAS No.13. In future filings, please also revise your
        disclosures to clearly state that the land and building leases were evaluated
        separately.

Financial Statements, page F-1
Consolidated Statements of Cash Flows, page F-7

2.   We note the presentation of "proceeds from capital leases" of $9 million and $4.9
        million as cash flows from investing activities in your consolidated statements of
        cash flows for fiscal years 2008 and 2007. As capital lease transactions are
        typically non-cash transactions where assets are acquired by entering into capital
        lease obligations, please tell us and explain in the notes to your financial
        statements the nature of the cash payments being received in connection with your
        capital lease transactions. We may have further comment upon receipt of your
        response.

1. Summary of Significant Accounting Policies, page F-8
Property and Equipment, page F-10

3.   We refer to the last sentence of the first paragraph on page F-11 in which the
        company indicates that it does not believe there are any indicators of unrecorded
        impairment. Given the discussion provided in the first two risk factors on page 12
        of your Form 10-K, we are unclear as to the basis for this conclusion. Please tell
        us why you believe that the company's history of operating losses and the current
        weakened state of the economy did not represent indicators of impairment as of
        December 30, 2008 requiring an impairment analysis at this date. Furthermore, if
        an impairment analysis was completed as of December 30, 2008, please explain

how these factors were considered in preparing your impairment analysis at this date. We may have further comment upon receipt of your response.

9. Leases, page F-17
Capital Leases, page F-17

4.   Please tell us why the operating results of your Rogers, Arkansas restaurant that ceased operations in August 2008 have not been reflected as discontinued operations in the company's financial statements pursuant to the guidance in 41 through 43 of SFAS 144. If the operations of this restaurant did not meet the criteria required for presentation as discontinued operations, please explain why. Given that this was your only restaurant in Arkansas, it appears as if the company has exited operations in the region and presentation as discontinued operations may be appropriate. In addition, if the results of operations of the Rogers, Arkansas restaurant were not material to your financial statements, please provide us with your materiality analysis. Refer to the guidance outlined in SFAS 144.

5.   Please tell us and revise the notes to your financial statements to disclose the amount of assets and obligations that have been reflected in your financial statements in connection with the leases of the Troy, Michigan and Rogers, Arkansas sites where no operations are or will be conducted in the future. Also, since the company has agreed to reimburse Dunham for out-of-pocket expenses incurred at each of these sites, less net proceeds from the sale of the real estate or lease income associated with these sites, please revise to quantify the maximum amounts the company could be required to pay in connection with each of these sites. Your revised disclosure should quantify both your annual required lease payments at the sites as well as an estimate of any other costs you could be required to reimburse Dunham for under the terms of the revised lease agreements described in Note 16.

Note 16. Subsequent Events, page F-29

6.   Please tell us and revise Note 16 to disclose how you valued and accounted for the warrants issued to Dunham and certain of your other landlords in connection with the amendments made to their lease arrangements during 2009.

7.   Additionally, we note from the disclosure in Note 11 to your quarterly report on Form 10-Q for the quarter ended March 31, 2009 that certain of your previously issued warrants as well as those issued to your landlords required adjustment during the first quarter of 2009 due to the issuance of the warrants to the company's landlords and to Harmony during 2009. Please tell us and revise the notes to your financial statements to explain in further detail the how the adjustments that were made to the terms of the company's various outstanding warrants were calculated or determined. Also, in light of your required adoption

of EITF 07-5 effective for fiscal years beginning after December 15, 2008, please tell us how you evaluated your various outstanding warrants for treatment as derivative liabilities pursuant to the guidance in SFAS No. 133 and paragraphs 12 through 32 of EITF 00-19.

Form 10-Q for the quarter ended March 31, 2009

Financial Statements
Notes to Condensed Consolidated Financial Statements, page 4
9. Commitments and Contingencies, page 13

8.   We note under "Rent Reductions" that in February 2009, Dunham agreed to amend your capital leases for buildings so that the leases will now be classified as operating leases. In this regard, please tell us how you considered this change in accordance with guidance outlined in paragraphs 9 and 14 of SFAS 13. Specifically include how the change in the term of the loans affected your minimum lease payments and if so, if you are now subject to SFAS 98 in accordance with paragraph 14a of SFAS 13. We may have further comment upon receipt of your response.

9.   In a related matter, if a substantial portion of the building leases with Dunham have been changed from capital to operating lease classification, it is unclear why the balance of your property, plant and equipment and capital lease obligations as of March 31, 2009 have not declined significantly. Please explain in detail how your treatment of the revised lease arrangements complied with the guidance in paragraph 14c of SFAS No.13. Alternatively, explain why you believe the treatment used for these changes in lease terms was appropriate and tell us the relevant accounting literature applied in accounting for the changes in the lease terms.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Heather Clark at 202-551-3624 or me at 202-551-3813 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Linda Cvrkel
Branch Chief